UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 033-19694

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

FIRSTCITY FINANCIAL CORPORATION

EMPLOYEES’ PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTCITY FINANCIAL CORPORATION

6400 IMPERIAL DRIVE
WACO, TX 76712

FIRSTCITY FINANCIAL CORPORATION EMPLOYEES’ PROFIT SHARING AND RETIREMENT PLAN

Table of Contents

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

December 31, 2004 and 2003
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004

December 31, 2003 and 2002
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003

December 31, 2002 and 2001
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002

SIGNATURE:

EXHIBITS:

Exhibit 23.1:
Consent of Independent Registered Public Accounting Firm
Exhibit 23.2:
Consent of Independent Registered Public Accounting Firm
Exhibit 23.3:
Consent of Independent Registered Public Accounting Firm

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2004 AND 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
FirstCity Financial Corporation Employees’
       Profit Sharing and Retirement Plan

     We have audited the accompanying statements of net assets available for benefits of FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

July 14, 2005

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments, at fair value	$7,161,761	$6,104,258
Participants’ loans	315,126	343,004

	7,476,887	6,447,262

Receivables:
Employer’s contribution	7,040	7,402
Participants’ contributions	19,845	19,490
Accrued income	—	5,292

	26,885	32,184

Net assets available for benefits	$7,503,772	$6,479,446

See accompanying notes to financial statements.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$106,473	$128,704
Net appreciation in fair value of investments	756,071	1,152,294

	862,544	1,280,998

Contributions:
Employer	147,713	149,646
Participants	475,862	443,510

	623,575	593,156

Total additions	1,486,119	1,874,154

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	459,413	328,404
Fiduciary fees	2,380	3,381

Total deductions	461,793	331,785

NET INCREASE	1,024,326	1,542,369

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	6,479,446	4,937,077

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$7,503,772	$6,479,446

See accompanying notes to financial statements.

FIRSTCITY FINANCIAL CORPORATION

Employees’ Profit Sharing and Retirement Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the FirstCity Financial Corporation (the Company) Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of FirstCity Financial Corporation and its related entities, FirstCity Servicing Corporation, FirstCity Servicing Corporation of California, FirstCity Capital Corporation, and FirstCity Consumer Lending Corporation. An eligible employee must have at least six months of service and have attained the age of 21, excluding union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to have the employer make salary reductions to contribute to the Plan. The Company may make a discretionary matching contribution equal to a percentage of the participant’s deferred contribution. Contributions are subject to certain limitations. Participants can direct contributions into 14 different investment funds. Effective March 1, 2004, participants may not make contributions to the Wells Fargo Collective FirstCity Financial Corporation Company Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Effective January 1, 2003, forfeited balances of terminated participants’ nonvested accounts are used to reduce employer contributions and administrative expense. Any remaining forfeitures are applied to participant accounts. Prior to January 1, 2003, forfeited balances of terminated participants’ nonvested accounts were distributed to the remaining eligible employees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Employer contributions are 20% vested to the participant after two full years of service, 20% for each additional year of service and fully vested after six years. Full vesting in employer contributions also occurs upon death, total disability, or retirement at or after age 65.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4% to 9.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through monthly payroll deductions.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

Payment of Benefits

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or various installment options over extended periods of time.

Expenses

The expenses of maintaining the Plan are satisfied directly out of the Plan’s assets or by the Company, except for certain transaction charges which are paid by the participants involved.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INVESTMENTS

The following table presents the fair values of investments, all of which are participant directed, at December 31, 2004 and 2003. Investments that represent five percent or more of the Plan’s net assets are separately identified.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

	2004	2003
Investments at fair value as determined by quoted market price:
Mutual funds:
MFS Massachusetts Invs Tr Sh Ben Int Fund	$712,961	$—
T. Rowe Price Growth Stock Fund	721,256	—
Baron Small Cap Fund	721,458	—
Fidelity Adv Divers International Fund	439,367	—
Alliance Berstein Premier Growth Fund	—	790,170
Massachusetts Investors Trust	—	769,117
Alliance Berstein Small Capital Growth Fund	—	482,630
Others	1,493,500	1,860,336

	4,088,542	3,902,253

Collective funds:
Wells Fargo Collective Stable Return Fund	1,906,662	—
Wells Fargo Collective S&P500 Index	425,348	—
Merrill Lynch Retirement Preservation Trust	—	1,727,821
Wells Fargo Collective FirstCity Financial Corporation Common Stock Fund	741,209	474,184

	3,073,219	2,202,005

	$7,161,761	$6,104,258

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value $756,071, and $1,152,294, respectively.

4.	TAX STATUS

Subsequent to year-end, the Internal Revenue Service has determined and informed the Plan by a letter dated April 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has a right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL INFORMATION

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    AS OF DECEMBER 31, 2004

Employer Identification Number: 76-0243729
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value
	Mutual Funds:

*	Wells Fargo	Wells Fargo Montgomery Total Return Bond 19,201.7057 shares		$237,525

	Calvert	Calvert Income Fund 15,129.3432 shares		257,199

*	Wells Fargo	Wells Fargo Growth Balanced Fund 2,339.4845 shares		69,997

	Lord Abbett	Lord Abbett Affiliated Fund 7,881.9023 shares		116,495

	MFS Investments	MFS Massachusetts Invs Tr Sh Ben Int Fund 41,307.1033 shares		712,961

	Davis Funds	Davis New York Venture Fund 8,154.2459 shares		250,254

	American Funds	American Funds Growth Fund of America Fund 10,635.2171 shares		289,597

	T. Rowe Price	T. Rowe Price Growth Stock Fund 27,196.6704 shares		721,256

	ABN Amro	ABN Amro Mid Cap Fund 2,198.5915 shares		53,756

(continued)

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan
SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    AS OF DECEMBER 31, 2004
(Continued)

Employer Identification Number: 76-0243729
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value
	Mutual Funds: (Continued)

	RS Investments	RS Investments Partners Fund 6,289.2628 shares		$218,678

	Baron Funds	Baron Small Cap Fund 32,674.7381 shares		721,458

	Fidelity Investments	Fidelity Advisors Divers International Fund 23,672.8109 shares		439,366

				4,088,542
	Collective funds:

*	Wells Fargo	Wells Fargo Collective FirstCity Financial Corporation - Company Common Stock Fund 54,597.0076 units		741,209

*	Wells Fargo	Wells Fargo Collective Stable Return Fund 51,111.4609 shares		1,906,662

*	Wells Fargo	Wells Fargo Collective S&P500 Index Fund 8,501.8574 shares		425,348

				3,073,219
	Participants’ Loans

		Participants’ loans; interest rates ranging from 4% to 9.5%		315,126

				$7,476,887

*	Represents a party-in-interest to the Plan

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003 AND 2002
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
FirstCity Financial Corporation Employees’
    Profit Sharing and Retirement Plan

     We have audited the accompanying statements of net assets available for benefits of FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

July 14, 2005

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Investments, at fair value	$6,104,258	$4,726,989
Participants’ loans	343,004	179,668

	6,447,262	4,906,657

Receivables:
Employer’s contribution	7,402	7,755
Participants’ contributions	19,490	17,443
Accrued income	5,292	5,222

	32,184	30,420

Net assets available for benefits	$6,479,446	$4,937,077

See accompanying notes to financial statements.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$128,704	$125,357
Net appreciation (depreciation) in fair value of investments	1,152,294	(902,106)

	1,280,998	(776,749)

Contributions:
Employer	149,646	149,240
Participants	443,510	397,065

	593,156	546,305

Total additions	1,874,154	(230,444)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	328,404	287,033
Fiduciary fees	3,381	1,040

Total deductions	331,785	288,073

NET INCREASE (DECREASE)	1,542,369	(518,517)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,937,077	5,455,594

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$6,479,446	$4,937,077

See accompanying notes to financial statements.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the FirstCity Financial Corporation (the Company) Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of FirstCity Financial Corporation and its related entities, FirstCity Servicing Corporation, FirstCity Servicing Corporation of California, FirstCity Capital Corporation, and FirstCity Consumer Lending Corporation. Effective January 1, 2003, the Plan covers all employees of FirstCity Financial Corporation and its related entities, FirstCity Servicing Corporation, FirstCity Servicing Corporation of Minnesota, and FirstCity Consumer Lending Corporation. An eligible employee must have at least six months of service and have attained the age of 21, excluding union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to have the employer make salary reductions to contribute to the Plan. The Company may make a discretionary matching contribution equal to a percentage of the participant’s deferred contribution. Contributions are subject to certain limitations. Participants can direct contributions into 22 different investment funds in addition to the Company’s stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Effective January 1, 2003, forfeited balances of terminated participants’ nonvested accounts are used to reduce employer contributions and administrative expense. Any remaining forfeitures are applied to participant accounts. Prior to January 1, 2003, forfeited balances of terminated participants’ nonvested accounts were distributed to the remaining eligible employees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Employer contributions are 20% vested to the participant after two full years of service, 20% for each additional year of service and fully vested after six years. Full vesting in employer contributions also occurs upon death, total disability, or retirement at or after age 65.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4% to 9.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through monthly payroll deductions.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

Payment of Benefits

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or various installment options over extended periods of time.

Expenses

The expenses of maintaining the Plan are satisfied directly out of the Plan’s assets or by the Company, except for certain transaction charges which are paid by the participants involved.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INVESTMENTS

The following table presents the fair values of investments, all of which are participant directed, at December 31, 2003 and 2002. Investments that represent five percent or more of the Plan’s net assets are separately identified.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

	2003	2002
Investments at fair value as determined by quoted market price:
Mutual funds:
Alliance Berstein Premier Growth Fund	$790,170	$617,858
Massachusetts Investors Trust	769,117	579,713
Alliance Berstein Small Capital Growth Fund	482,630	—
Alliance Quasar Fund	—	298,340
Merrill Lynch Aggregate Bond Index Fund	—	262,738
Others	1,860,336	1,008,706

	3,902,253	2,767,355

Collective trust fund:
Merrill Lynch Retirement Preservation Trust	1,727,821	1,805,394

Common Stock:
FirstCity Financial Corporation Common Stock	474,184	154,240

	$6,104,258	$4,726,989

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual fund investments at fair value as determined by quoted market price	$751,804	$	(914,259)

FirstCity Financial Corporation common stock at fair value as determined by quoted market price	400,490		12,153

	$1,152,294	$	(902,106)

4.	COMPONENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Net assets available for benefits at December 31, 2003, include certain forfeitures which occurred during 2003. During 2003, $38,978 of 2002 forfeitures was distributed to eligible employees. As of December 31, 2003, unapplied forfeitures amounted to $12,437.

5.	TAX STATUS

Subsequent to year-end, the Internal Revenue Service has determined and informed the Plan by a letter dated April 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has a right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL INFORMATION

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    AS OF DECEMBER 31, 2003

Employer Identification Number: 76-0243729
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value
	Mutual Funds:

*	Merrill Lynch	ML Fundamental Growth Fund - Large Company Stock 9,010.9330 shares		$146,428

*	Merrill Lynch	ML Capital Fund - Balance Fund 1,368.8757 shares		36,084

*	Merrill Lynch	ML Healthcare Fund - Special Fund 9,602.2540 shares		58,574

*	Merrill Lynch	ML Pacific Fund - Specialty Fund 2,664.5497 shares		49,960

*	Merrill Lynch	ML Global Value Fund - Global Stock 1,576.4553 shares		17,656

*	Merrill Lynch	ML S&P 500 Index Fund - Large Company Stock 20,165.0008 shares		275,051

*	Merrill Lynch	ML Aggregate Bond Index Fund - Conservative Bond 24,763.0648 shares		270,165

*	Merrill Lynch	ML International Fund Global Stock 16,140.2476 shares		142,034

	Nations	Nations International Value Fund Global Stock 7,466.8348 shares		143,438

	GAM International	GAM International Fund 57.49033 shares		957

	John Hancock	John Hancock Financial Industries - Specialty Fund 920.2838 shares		16,068

(continued)

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan
SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    AS OF DECEMBER 31, 2003
(Continued)

Employer Identification Number: 76-0243729
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value
	Mutual Funds: (Continued)

	State Street Research	State Street Research Aurora Fund - Small Company Stock 1,903.1285 shares		$73,480

	State Street Research	State Street Research High Income - Aggressive Bond 933.0720 shares		3,266

	MFS Investment Management	MFS New Discovery Fund - Small Company Stock 7,565.1512 shares		116,125

	Lord Abbett Management	Lord Abbett Affiliated Fund - Large Company Stock 5,091.2835 shares		68,885

	Alliance Berstein Capital	Alliance Berstein Premier Growth Fund - Large Company Stock 46,866.5742 shares		790,170

	Alliance Berstein Capital	Alliance Berstein Small Capital Growth Fund 23,531.4345 shares		482,630

	Seligman	Seligman Communications and Information - Specialty Funds 2,744.0655 shares		63,086

	Calvert	Calvert Income Fund - Conservative Bond 11,511.2333 shares		196,382

	MFS Investment Management	Massachusetts Investors Trust - Large Company Stock 49,239.2736 shares		769,117

	Davis New York	Davis New York Venture Fund - Large Company Stock 6,638.7040 shares		182,697

				3,902,253

(continued)

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan
SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
    AS OF DECEMBER 31, 2003
(Continued)

Employer Identification Number: 76-0243729
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value
	Collective Trust Fund:

*	Merrill Lynch	ML Retirement Preservation Trust - Stable Value 1,727.821.3500 shares		$1,727,821

	Common Stock:

*	Merrill Lynch	FirstCity Financial Corporation - Company Common Stock 77,735.1133 shares		474,184

	Participants’ Loans

		Participants’ loans; interest rates ranging from 4% to 9.5%		343,004

				$6,447,262

*	Represents a party-in-interest to the Plan

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002 AND 2001
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
FirstCity Financial Corporation Employees’
     Profit Sharing and Retirement Plan

     We have audited the accompanying statements of net assets available for benefits of FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

July 14, 2005

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
Investments, at fair value	$4,726,989	$5,207,497
Participants’ loans	179,668	219,544

	4,906,657	5,427,041

Receivables:
Employer’s contribution	7,755	7,426
Participants’ contributions	17,443	16,016
Accrued income	5,222	5,111

	30,420	28,553

Net assets available for benefits	$4,937,077	$5,455,594

See accompanying notes to financial statements.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$125,357

125,357

Contributions:
Employer	149,240
Participants	397,065

546,305

Total additions	671,662

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	902,106
Benefits paid to participants	287,033
Fiduciary fees	1,040

Total deductions	1,190,179

NET DECREASE	(518,517)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	5,455,594

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$4,937,077

See accompanying notes to financial statements.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following description of the FirstCity Financial Corporation (the Company) Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of FirstCity Financial Corporation and its related entities, FirstCity Servicing Corporation, FirstCity Servicing Corporation of California, FirstCity Capital Corporation, and FirstCity Consumer Lending Corporation. An eligible employee must have at least six months of service and have attained the age of 21, excluding union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to have the employer make salary reductions to contribute to the Plan. The Company may make a discretionary matching contribution equal to a percentage of the participant’s deferred contribution. Contributions are subject to certain limitations. Participants can direct contributions into 21 different investment funds in addition to the Company’s stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, (c) forfeitures of terminated participants’ nonvested accounts and (d) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Employer contributions are 20% vested to the participant after two full years of service, 20% for each additional year of service and fully vested after six years. Full vesting in employer contributions also occurs upon death, total disability, or retirement at or after age 65.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures are allocated to participants in the succeeding plan year, as defined by the Plan.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 9.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or various installment options over extended periods of time.

Expenses

The expenses of maintaining the Plan are satisfied directly out of the Plan’s assets or by the Company, except for certain transaction charges which are paid by the participants involved.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INVESTMENTS

The following table presents the fair values of investments, all of which are participant directed, at December 31, 2002 and 2001. Investments that represent five percent or more of the Plan’s net assets are separately identified.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

	2002	2001
Investments at fair value as determined by quoted market price:
Mutual funds:
Merrill Lynch Aggregate Bond Index Fund	$262,738	$169,737
Alliance Premier Growth Fund	617,858	1,276,487
Alliance Quasar Fund	298,340	524,604
Massachusetts Investors Trust	579,713	1,263,168
Others	1,008,706	416,034

	2,767,355	3,650,030

Collective trust fund:
Merrill Lynch Retirement Preservation Trust	1,805,394	1,446,744

Common Stock:
FirstCity Financial Corporation Common Stock	154,240	110,723

	$4,726,989	$5,207,497

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual fund investments at fair value as determined by quoted market price	$(914,259)	$(808,264)
FirstCity Financial Corporation common stock at fair value as determined by quoted market price	12,153	(45,877)

	$(902,106)	$(854,141)

4.	COMPONENTS OF NET ASSETS AVAILABLE FOR BENEFITS

There were no accounts included in net assets available for benefits at December 31, 2002, for persons who had withdrawn from participation during 2002. Net assets available for benefits at December 31, 2001, include accounts of persons who have withdrawn from participation in 2001 in the Plan totaling $34,797.

Also included in net assets available for benefits are forfeited account balances. At December 31, 2002 and 2001, there were $38,978 and $34,923, respectively, in suspended forfeitures.

5.	TAX STATUS

The Plan obtained its latest determination letter on August 1, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

NOTES TO FINANCIAL STATEMENTS – continued

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has a right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	WITHDRAWAL OF FIRSTCITY FUNDING FROM THE PLAN

In February 2001, in connection with the disposition of FirstCity Funding, employees of FirstCity Funding became employees of Drive Corporation with their account balances transferring to the Drive Corporation 401(k) Plan. Distributions for the year ended December 31, 2002 and 2001, include $77,613 and $977,913, respectively, related to the transfer of these account balances.

SUPPLEMENTAL INFORMATION

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan

SCHEDULE H — ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
     AS OF DECEMBER 31, 2002

Employer Identification Number: 76-0243729
Plan Number: 001

( a )	( b )	( c )	( d )	( e )
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value

	Mutual Funds:

*	Merrill Lynch	ML Fundamental Growth Fund - Large Company Stock 7,076.7041 shares		$89,874

*	Merrill Lynch	ML Capital Fund — Balance Fund 942.7577 shares		20,939

*	Merrill Lynch	ML Healthcare Fund — Special Fund 5,134.4856 shares		25,672

*	Merrill Lynch	ML Pacific Fund — Specialty Fund 2,401.9389 shares		32,762

*	Merrill Lynch	ML Global Value Fund — Global Stock 651.1039 shares		5,209

*	Merrill Lynch	ML S&P 500 Index Fund — Large Company Stock 16,350.1976 shares		175,928

*	Merrill Lynch	ML Aggregate Bond Index Fund - Conservative Bond 23,994.2887 shares		262,738

*	Merrill Lynch	ML International Fund Global Stock 15,133.8631 shares		103,970

	Nations	Nations International Value Fund Global Stock 7,290.2835 shares		93,899

	John Hancock	John Hancock Financial Industries - Specialty Fund 1633.6754 shares		22,561

(continued)

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan
SCHEDULE H — ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
     AS OF DECEMBER 31, 2002
(Continued)

Employer Identification Number: 76-0243729
Plan Number: 001

( a )	( b )	( c )	( d )	( e )
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value

	Mutual Funds: (Continued)

	State Street Research	State Street Research Aurora Fund - Small Company Stock 549.2987 shares		$14,172

	MFS Investment Management	MFS New Discovery Fund — Small Company Stock 6,909.5295 shares		78,976

	Lord Abbett Management	Lord Abbett Affiliated Fund - Large Company Stock 2,892.7115 shares		30,431

	State Street Research	State Street Research High Income- Aggressive Bond 587.4309 shares		1,856

	Alliance Capital	Alliance Premier Growth Fund - Large Company Stock 44,967.8556 shares		617,858

	Alliance Capital	Alliance Quasar Fund Small Company Stock 21,540.7695 shares		298,340

	Seligman	Seligman Communications and Information - Specialty Funds 1,724.2825 shares		27,847

	Calvert	Calvert Income Fund — Conservative Bond 10,718.1016 shares		175,348

	MFS Investment Management	Massachusetts Investors Trust - Large Company Stock 45,043.7108 shares		579,713

	Davis New York	Davis New York Venture Fund - Large Company Stock 5,217.8573 shares		109,262

				2,767,355

(continued)

FIRSTCITY FINANCIAL CORPORATION
Employees’ Profit Sharing and Retirement Plan
SCHEDULE H — ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
     AS OF DECEMBER 31, 2002
(Continued)

Employer Identification Number: 76-0243729
Plan Number: 001

( a )	( b )	( c )	( d )	( e )
	Identity of issue, borrower, lessor	Description of investment including maturity date	Cost	Current Value
	or similar party	rate of interest, collateral, par or maturity value

	Collective Trust Fund:

*	Merrill Lynch	ML Retirement Preservation Trust - Stable Value 1,805.393.7076 shares		$1,805,394

	Common Stock:

*	Merrill Lynch	FirstCity Financial Corporation - Company Common Stock 112,584.1832 shares		154,240

	Participants’ Loans

		Participants’ loans; interest rates ranging from 5% to 9.5%		179,668

				$4,906,657

*	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstCity Financial Corporation Employees’ Profit Sharing and Retirement Plan

By:	/s/ JOE S. GREAK
Joe S. Greak
Plan Administrator

July 15, 2005

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

23.3	Consent of Independent Registered Public Accounting Firm